Exhibit 4.1

NOTE

$51,000,000.00	March 7, 2014

FOR VALUE RECEIVED, KYTHERA BIOPHARMACEUTICALS, INC., a Delaware corporation (“Borrower”), located at 27200 West Agoura Road, Suite 200, Calabasas, CA 91301, promises to pay to the order of KYTHERA HOLDINGS LTD., a wholly-owned subsidiary of Borrower and a company incorporated under the laws of Bermuda (“Lender”), the principal amount of Fifty One Million and No/100 Dollars ($51,000,000.00) (as such amount may be increased or decreased from time to time pursuant to the terms hereof, the “Principal Amount”), together with interest on the Principal Amount for the period commencing on the date hereof until all amounts due hereunder are paid in full in cash, at the rates per annum and on the dates provided below.

1.                            DEFINITIONS.

As used in this Note, the following terms have the following meanings:

“Adverse Proceeding” means any action, suit, proceeding (whether administrative, judicial or otherwise), governmental investigation or arbitration (whether or not purportedly on behalf of Borrower or any of its Subsidiaries) at law or in equity, or before or by any governmental authority, domestic or foreign, whether pending or, to the knowledge of Borrower, threatened against or affecting Borrower or any of its Subsidiaries or any property of Borrower or any of its Subsidiaries.

“Bayer” means Bayer Consumer Care AG, a company organized under the laws of Switzerland, and any affiliate thereof as long as such affiliate was assigned this Note subject to the terms herein.

“Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks in New York are required or permitted by law to close.

“Capital Stock” means any and all shares, interests, participations or other equivalents (however designated) of share capital or capital stock of a company or corporation, any and all equivalent ownership interests in a Person (other than a corporation), including, without limitation, partnership interests and membership interests, and any and all warrants, rights or options to purchase or other arrangements or rights to acquire any of the foregoing.

“Change of Control” means, at any time, any of the following:

(i) any Person or “group” (within the meaning of Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934) (a) shall have acquired beneficial ownership of 50% or more on a fully diluted basis of the voting and/or economic interest in the Capital Stock of Borrower or (b) shall have obtained the power (whether or not exercised) to elect a majority of the members of the board of directors (or similar governing body) of Borrower;

(ii) during any period of 24 consecutive months, the majority of the seats (other than vacant seats) on the board of directors (or similar governing body) of Borrower cease to be occupied by Persons who either (a) were members of the board of directors (or similar governing body) of Borrower on the first day of such period, or (b) were nominated for election by the board of directors (or similar governing body) of Borrower, a majority of whom were directors for the 24 month period prior to the applicable determination date, or whose election or nomination for election was previously approved by a majority of such directors (excluding, in the case of both clause (a) and clause (b), any individual whose nomination for, or assumption of office as, a member of that board (or similar governing body) occurs as a result of an actual or threatened solicitation of proxies or consents for the election or removal of one or more directors by any Person or group other than a solicitation for the election of one or more directors by or on behalf of the board of directors);

(iii) any merger, consolidation, reorganization, recapitalization, or other business combination involving Borrower in which the shareholders of Borrower immediately prior thereto do not own, directly or indirectly, outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving entity in such merger, consolidation, reorganization, recapitalization or other business combination; or

(iv) other than a Specified Transaction, Borrower shall cease to beneficially own and control 100%, on a fully diluted basis, of the economic and voting interest in the Capital Stock of Kythera Bermuda; or

(iv) other than a Specified Transaction, the sale of all, or substantially all, of the assets of Borrower or Kythera Bermuda to a third party.

“Closing Date” means March 7, 2014.

“Current Lender” means Lighthouse Capital Partners VI, L.P.

“Default” means any event which with notice or passage of time or both, would constitute an Event of Default.

“Event of Default” means any of the events set forth in Section 6.1 of this Note.

“Existing Indebtedness” means indebtedness and other obligations outstanding under that certain Loan and Security Agreement No. 1991, dated as of March 21, 2011, as in effect on the date hereof by and between Borrower and Current Lender (the “Lighthouse Agreement”).

“GAAP” means United States generally accepted accounting principles in effect as of the date of determination thereof.

“Kythera Bermuda” means Kythera Holdings Ltd., a company incorporated under the laws of Bermuda, and any successor thereof pursuant to merger, consolidation, reorganization, recapitalization or other business combination, by operation of law or otherwise and any counterparty to a Specified Transaction involving Kythera Bermuda.

“Lien” means (i) any lien (statutory or otherwise), mortgage, deed of trust, deed to secure debt, pledge, hypothecation, assignment, preference, priority, security interest, charge or encumbrance of any kind (including any agreement to give any of the foregoing, any conditional sale or other title retention agreement, and any lease in the nature thereof) and any option, trust or other preferential arrangement having the practical effect of any of the foregoing, and (ii) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.

“Lighthouse Repayment” means the earlier to occur of (i) the payment in full of the Existing Indebtedness (other than inchoate indemnity obligations) and (ii) the date that is 180 days after the Lighthouse Maturity Date.

“Margin Stock” as defined in Regulation U of the Board of Governors of the Federal Reserve System as in effect from time to time.

“Material Adverse Change” means (i) a material adverse change in the business, operations, results of operations, prospects, assets, liabilities or financial condition of Borrower or (ii) the impairment of Borrower’s ability to perform any of the Obligations, or of Lender to enforce any of the Obligations at no fault of Lender.

“Obligations” means all loans, advances, debts, liabilities, obligations, covenants, duties and indebtedness at any time owing by Borrower to Lender evidenced by this Note, absolute or contingent, due or to become due, whether arising before or following the commencement of bankruptcy or insolvency proceedings, including, without limitation, all interest, charges, expenses, fees, attorney’s fees, expert witness fees, audit fees, loan fees, prepayment fees, and any other sums chargeable to Borrower under this Note.

“Person” means any individual, sole proprietorship, partnership, joint venture, trust, limited liability company, unincorporated organization, association, corporation, government, or any agency or political division thereof, or any other entity.

“Restructuring Agreement” means that certain Restructuring Agreement dated as of the Closing Date, by and among Borrower, Bayer and Intendis GmbH, as amended, supplemented or otherwise modified from time to time.

“Securities Purchase Agreement” means that certain Securities Purchase Agreement dated as of the Closing Date, by and among Borrower, Bayer and Kythera Bermuda, as amended, supplemented or otherwise modified from time to time.

“Specified Transaction” means (i) the merger or consolidation of Kythera Bermuda with and into Borrower or another Subsidiary of Borrower, (ii) any transaction or series of related transactions constituting the sale of substantially all the assets of Kythera Bermuda to Borrower or another Subsidiary of Borrower or (iii) the reincorporation of Kythera Bermuda to a new jurisdiction.

“Stated Maturity Date” means March 7, 2024.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, association, or other business entity of which more than 50% of the total voting power of shares of stock or other ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Person or Persons (whether directors, managers, trustees or other Persons performing similar functions) having the power to direct or cause the direction of the management and policies thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; provided, in determining the percentage of ownership interests of any Person controlled by another Person, no ownership interest in the nature of a “qualifying share” of the former Person shall be deemed to be outstanding.

“Trade Secrets” means confidential and proprietary business information (including, but not limited to, all ideas, trade secrets, research and development, know-how, concepts, methods, processes, formulae, reports, data, methodologies, techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, mailing lists, business and marketing plans and proposals, inventions, disclosures, discoveries, improvements, modifications, technologies, or other proprietary information not generally known or reasonably ascertainable that provides the owner with a competitive advantage, whether or not patented, patentable, copyrightable, reduced to practice or registered.

2.                            TERMS OF NOTE.

2.1                               Maturity Date.  The Principal Amount, together with any accrued but unpaid interest and other amounts payable under this Note, shall be due and payable on the earliest of (such earliest date, the “Maturity Date”) (i) the Stated Maturity Date, (ii) when such amounts are made due and payable pursuant to Section 6.2 hereof, or (iii) at Lender’s election, upon a Change of Control.

2.2                               Voluntary Prepayment.  Borrower shall have the right at any time and from time to time to prepay the Principal Amount, or any portion thereof, without premium or penalty, together with all then accrued and unpaid interest and costs and expenses of Lender.

2.3                               Interest.  The Principal Amount (including interest previously added to the Principal Amount) and all other monetary obligations of Borrower to Lender hereunder shall bear interest at 5.00% per annum (such rate, the “Interest Rate”), provided that such Interest Rate shall be automatically increased by 2.00% per annum during the existence of an Event of Default (such increased interest rate, the “Default Rate”).  Accrued Interest shall be due and payable in cash annually in arrears on each anniversary of the Closing Date (each such date, an “Interest Payment Date”), provided that, subject to Section 7.14, Borrower may, at its option, pay such accrued interest by adding up to 80% of such accrued interest due on each Interest Payment Date (other than the Interest Payment Date occurring on the Maturity Date) to the Principal Amount and paying the remainder of such accrued interest in cash.  For the avoidance of doubt, interest paid in kind in accordance with the proviso of the preceding sentence shall become part of the Principal Amount and bear interest at the Interest Rate or Default Rate, as applicable.  Borrower shall pay all accrued and unpaid interest on the Principal Amount in cash on the Maturity Date.  Interest shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

2.4                               Taxes; Withholding, etc.

(a)                                 Payments to Be Free and Clear.  All sums payable by Borrower to Lender hereunder shall (except to the extent required by law) be (i) paid free and clear of, and without any deduction or withholding on account of, any taxes imposed, levied, collected, withheld or assessed by or within any jurisdiction from or to which a payment is made by or on behalf of Borrower or by any federation or organization of which any such jurisdiction is a member at the time of payment; provided that Lender shall use commercially reasonable efforts to deliver any necessary forms and certificates complying with applicable law, duly executed, to reduce or eliminate any applicable withholding tax, and (ii) exclusive of value added tax (“VAT”). VAT applies additionally as legally owed, payable after receipt of a proper invoice, which meets all legal requirements according to the applicable VAT-law.

(b)                                 Withholding of Taxes.

(i)                                     If Borrower is required by law (including any change in law or any request, rule, guideline or directive (whether or not having the force of law) after the date hereof) to make any deduction or withholding on account of any tax from any sum paid or payable by it to Lender hereunder and under any other agreement or document between Borrower and Lender: (A) Borrower shall notify Lender of any such requirement or any change in any such requirement as soon as Borrower becomes aware of it; (B) Borrower shall pay any such tax before the date on which penalties attach thereto, such payment to be made (if the liability to pay is imposed on Borrower) for its own account or (if that liability is imposed on Lender) on behalf of and in the name of Lender; (C) the sum payable by Borrower in respect of which the relevant deduction, withholding or payment is required shall be increased to the extent necessary to ensure that, after the making of that deduction, withholding or payment, Lender receives on the due date a net sum equal to what it would have received had no such deduction, withholding or payment been required or made; and (D) within thirty (30) days after paying any sum from which it is required by law to make any deduction or withholding, and within thirty (30) days after the due date of payment of any tax which it is required by clause (B) above to pay, Borrower shall deliver to Lender evidence satisfactory to the other affected parties of such deduction, withholding or payment and of the remittance thereof to the relevant taxing or other authority.  Notwithstanding the foregoing or anything herein to the contrary, if any additional amount required to be paid to Lender under this clause (i) above shall increase solely as a result of any assignment of this Note (or portion thereof) by Lender to any other Person (other than any assignment by Lender to Bayer on the Closing Date or any assignment by Lender occurring during the existence of an Event of Default, provided that Lender shall use commercially reasonable efforts to avoid incurring any such additional withholding amount and shall deliver any necessary forms and certificates complying with applicable law, duly executed, to reduce or eliminate any applicable withholding tax), Borrower shall not be responsible for such increased amounts but shall only be responsible for the amount that would have been payable pursuant to this clause (i) immediately prior to the effectiveness of such assignment.

(ii)                                  If Borrower is required to pay any additional amount to Lender pursuant to clause (b)(i) above, then such Lender shall use reasonable efforts to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the reasonable judgment of Lender, such assignment (A) would eliminate or reduce materially amounts payable pursuant hereunder, (B) would not subject Lender to any unreimbursed cost or expense, (C) would not require Lender to take any action inconsistent with its internal policies or legal or regulatory restrictions, and (D) would not otherwise be disadvantageous to Lender. Borrower shall pay all reasonable costs and expenses incurred by Lender in connection with any such assignment. A certificate setting forth such costs and expenses submitted by Lender to Borrower shall be conclusive absent manifest error.

3.                            REPRESENTATIONS, WARRANTIES AND COVENANTS OF BORROWER.

In order to induce Lender to enter into this Note, Borrower represents and warrants to Lender as follows, as of the Closing Date, and covenants to at all times comply with all of the following covenants:

3.1                               Existence and Authority.  Borrower is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Borrower is qualified to do business and is in good standing as a foreign entity in each jurisdiction in which the performance of its obligations hereunder requires such qualification and has all requisite power and authority, corporate or otherwise, to conduct its business as now being conducted and to execute, deliver and perform this Note.

3.2                               Authorization.  This Note has been duly executed and delivered by Borrower.  The execution, delivery and performance by Borrower of this Note have been duly authorized by all necessary corporate action, and do not and will not:

(a)                                 require any consent or approval of its stockholders or any government authority that has not already been obtained;

(b)                                 violate any provision of any material law, rule, regulation, order, writ, judgment, injunction, decree, determination or award presently in effect having applicability to it or any provision of its charter documents;

(c)                                  violate or result in a material default under any indenture, agreement or other instrument binding on it or any of its assets or give rise to a right thereunder to require any payment to be made by Borrower to any other Person; or

(d)                                 result in the creation or imposition of any Lien on any asset of Borrower.

3.3                               Binding Obligation.  This Note is a legal, valid and binding obligation of Borrower and any obligation under it is enforceable in accordance with its terms and conditions, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability.

3.4                               Conflicts.  Borrower is not under any obligation to any Person, contractual or otherwise, that is materially conflicting or materially inconsistent in any respect with the terms of this Note or that would materially impede the diligent and complete fulfillment of its obligations hereunder.

3.5                               Solvency.  The fair salable value of Borrower’s and Kythera Bermuda’s assets (including goodwill minus disposition costs) exceeds the fair value of its respective liabilities.  Neither Borrower nor Kythera Bermuda is left with unreasonably small capital after the consummation of the transactions contemplated in this Note; and Borrower and Kythera Bermuda are each able to pay its respective debts (including trade debts) as they mature in the ordinary course.

3.6                               Compliance with Laws.  Borrower has complied in all material respects, with all provisions of all applicable laws and regulations, including, but not limited to, those relating to its ownership of real or personal property, the conduct of its business, compensation and benefits payable or provided to its employees, and all environmental matters.

3.7                               Adverse Proceedings.  There are no Adverse Proceedings pending against Borrower, individually or in the aggregate, that would reasonably be expected to cause a Material Adverse Change.

3.8                               No Material Adverse Change.  Since November 14, 2013, no event, circumstance or change has occurred that has caused or evidences, either in any case or in the aggregate, a Material Adverse Change.

3.9                               Patriot Act.  To the extent applicable, Borrower is in compliance, in all material respects, with the (a) Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 C.F.R., Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto, and (b) Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA Patriot Act of 2001) (the “Act”).  No part of the proceeds of this Note will be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended to the date hereof and from time to time hereafter, and any successor statute (the “FCPA”).

3.10                        Payment of Taxes.  All federal, state and other material tax returns and reports of Borrower required to be filed by Borrower have been timely filed pursuant to applicable law, and all taxes shown on such tax returns to be due and payable and all assessments, fees and other governmental charges upon Borrower and upon its properties, assets, income, businesses and franchises which are due and payable have been paid when due and payable, in each case, subject to Borrower’s right to dispute or delay such filings or payments in good faith and by appropriate proceedings; provided, such reserves or other appropriate provisions, if any, as shall be required in conformity with GAAP shall have been made or provided therefor.  Borrower does not know of any proposed tax assessment against Borrower which is not being actively contested by Borrower in good faith and by appropriate proceedings; provided, such reserves or other appropriate provisions, if any, as shall be required in conformity with GAAP shall have been made or provided therefor.

3.11                        Governmental Regulation. Borrower is not subject to regulation under the Public Utility Holding Company Act of 2005, the Federal Power Act or the Investment Company Act of 1940 or under any other federal or state statute or regulation which may otherwise render all or any portion of the Obligations, or any other obligation under this Note, unenforceable.  Borrower is not a “registered investment company” or a company “controlled” by a “registered investment company” or a “principal underwriter” of a “registered investment company” as such terms are defined in the Investment Company Act of 1940.

3.12                        Margin Stock.  Borrower is not engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying any Margin Stock. No part of the proceeds made to Borrower hereunder will be used to purchase or carry any such Margin Stock or to extend credit to others for the purpose of purchasing or carrying any such Margin Stock or for any purpose that violates, or is inconsistent with, the provisions of Regulation T, U or X of the Board of Governors of the Federal Reserve System.

3.13                        Disclosure.  No representation or warranty of Borrower contained herein or in any other documents, certificates or written statements furnished to Lender by or on behalf of Borrower for use in connection with the transactions contemplated under this Note contains any untrue statement of a material fact or omits to state a material fact (known to Borrower, in the case of any document not furnished by it) necessary in order to make the statements contained herein or therein not misleading in light of the circumstances in which the same were made.  There are no facts known (or which should upon the reasonable exercise of diligence be known) to Borrower that, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Change and that have not been disclosed herein or in such other documents, certificates and statements furnished to Lender for use in connection with the transactions contemplated hereby.

3.14                        Existing Indebtedness.  Borrower has provided true and correct copies of the Lighthouse Agreement and all amendments thereto as in effect immediately prior to the effectiveness of this Note, and Borrower shall not enter into any amendment concerning the Existing Indebtedness the effect of which is to increase the principal amount and applicable interest rate owed thereunder or extend the maturity thereof beyond the maturity date in effect on the date hereof (such existing maturity date, the “Lighthouse Maturity Date”).

3.15                        Litigation Cooperation.  Should any third-party suit or proceeding be instituted by or against Lender in any manner relating to Borrower in connection with this Note, Borrower shall, without expense to Lender, make available Borrower and its officers, employees and agents, and Borrower’s books and records, without charge, to the extent that Lender may deem them reasonably necessary in order to prosecute or defend any such suit or proceeding.

3.16                        Notification of Changes, Events of Default.  Borrower will promptly notify Lender of the occurrence of any Material Adverse Change or Event of Default. Such notice shall specify the nature and the circumstances giving rise to the Material Adverse Change or Event of Default, and what action (if any) Borrower has taken, is taking and proposes to take with respect thereto.

4.                            ADDITIONAL DUTIES AND COVENANTS OF BORROWER.

4.1                               Deliverables.  On or before the Closing Date, Borrower shall deliver the following to Lender, each in form and substance reasonably satisfactory to Lender:

(a)                                 the Securities Purchase Agreement, duly executed by Borrower and Kythera Bermuda, the Restructuring Agreement, Registration Rights Agreement (as defined in the Securities Purchase Agreement) and Amended License Agreement (as defined in the Restructuring Agreement), in each case, duly executed by Borrower, and the Assignment and Novation Agreement (as defined in the Restructuring Agreement), duly executed by Kythera Bermuda;

(b)                                 the written consent of the Current Lender to the transactions contemplated by this Note and the Registration Rights Agreement, Securities Purchase Agreement, Amended License Agreement and Restructuring Agreement;

(c)                                  a certificate of the Secretary of Borrower, attaching and certifying copies of Borrower’s organizational documents and resolutions of its board of directors, authorizing the execution, delivery and performance of this Note and certifying the name, title and true signature of each officer of Borrower executing this Note;

(d)                                 a certified copy of the articles of incorporation of Borrower, together with a certificate of good standing from the Secretary of State of the State of Delaware; and

(e)                                  Lender shall have received such other documents, certificates, information or legal opinions as Lender may reasonably request.

4.2                               Reserved.

4.3                               Further Assurances.  Borrower agrees, at its expense, to execute all documents and take all actions, as Lender may deem reasonably necessary or useful in order to fully consummate the transactions contemplated by this Note.

4.4                               Indemnity.  Borrower hereby agrees to indemnify the following Persons (collectively, the “Indemnitees”):  Lender and its affiliates, subsidiaries, parent, directors, officers, employees, agents, and attorneys, and to hold them harmless from and against any and all claims, debts, liabilities, demands, obligations, actions, causes of action, penalties, costs and expenses (including attorneys’ fees and expenses), of every nature, character and description, which any Indemnitee may sustain or incur based upon or arising out of any of the Obligations, this Note or any other matter, cause or thing whatsoever occurred, done, omitted or suffered to be done by any Indemnitee relating to the Obligations; provided that the indemnity hereunder to an Indemnitee shall not extend to damages caused by such Indemnitee’s own gross negligence or willful misconduct.  Notwithstanding any provision in this Note to the contrary, the indemnity agreement set forth in this Section shall survive any termination of this Note and shall for all purposes continue in full force and effect, subject to the applicable statute of limitations.

5.                            OBLIGATIONS UNCONDITIONAL

5.1                               Obligations Unconditional.  Subject to the terms of this Note, the obligations of Borrower under this Note are absolute and unconditional, irrespective of, to the fullest extent permitted by applicable law, any other circumstance whatsoever which might otherwise constitute a legal or equitable discharge or defense of Borrower.  Without limiting the generality of the foregoing, it is agreed that, to the fullest extent permitted by law, the occurrence of any one or more of the following shall not alter or impair the liability of Borrower hereunder, which shall remain absolute and unconditional as described above, but in each case subject to the terms of this Note:

(a)                                 the assignment of this Note by Kythera Bermuda to any other Person that becomes a Lender hereunder shall be determined to be void or voidable (including for the benefit of any creditor of Kythera Bermuda) or shall be subordinated to the claims of any Person (including any creditor of Kythera Bermuda); or

(b)                                 this Note, or any agreement relating thereto (including any assignment and assumption agreement), at any time shall be found to be illegal, invalid or unenforceable in any respect.

6.                            EVENTS OF DEFAULT AND REMEDIES.

6.1                               Events of Default.  The occurrence of any of the following events shall constitute an “Event of Default” under this Note:

(a)                                 failure of Borrower to pay any of the Obligations within ten (10) Business Days after the date due;

(b)                                 except as set forth in Section 6.1(a), failure of Borrower to perform or comply with any material term or condition contained herein which is not cured within 30 calendar days;

(c)                                  any material warranty, representation or statement made to Lender by Borrower, or any of its officers, employees or agents, now or in the future, in each case, under this Note, shall be untrue or misleading in any material respect (except to the extent such representation, warranty or statement is qualified by a standard of materiality);

(d)                                 The Existing Indebtedness and any indebtedness provided by a Refinancing Lender is accelerated prior to its stated maturity; or

(e)                                  Other than in connection with a Specified Transaction, the dissolution or termination of existence of Borrower or Kythera Bermuda, or the insolvency of Borrower or Kythera Bermuda (provided, however, that if an involuntary bankruptcy or insolvency proceeding is begun against Borrower or Kythera Bermuda, such proceeding shall not constitute an Event of Default if such proceeding is dismissed or stayed within 60 days); or appointment of a receiver, trustee or custodian, for all or any part of the property of, assignment for the benefit of creditors by, or the commencement of any proceeding by or against Borrower or Kythera Bermuda under any reorganization, bankruptcy, insolvency, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction, now or in the future in effect; Borrower or Kythera Bermuda shall generally not pay its debts as they become due, or Borrower or Kythera Bermuda shall conceal, remove or transfer any part of its respective property, with intent to hinder, delay or defraud its creditors, or make or suffer any transfer of any of its respective property which may be fraudulent under any bankruptcy, fraudulent conveyance or similar law.

6.2                               Remedies.  Without limiting any other remedies provided for herein, upon the occurrence and during the continuance of any Event of Default, Lender, at its option, and without notice or demand of any kind (all of which are hereby expressly waived by Borrower), may accelerate and declare all or any part of the Obligations to be immediately due, payable, and performable (provided that in the case of any Event of Default referred to in Section 6.1(e) above, all Obligations then outstanding shall be automatically and immediately due and payable by Borrower to Lender without any action on behalf of Lender).

6.3                               Power of Attorney.  Borrower grants to Lender an irrevocable power of attorney coupled with an interest, authorizing and permitting Lender (acting through any of its employees, attorneys or agents) upon the occurrence and during the continuance of an Event of Default, at its option, but without obligation, with or without notice to Borrower, and at Borrower’s expense, to, in Borrower’s name or otherwise, execute on behalf of Borrower any documents that Lender may, in its good faith business judgment, deem advisable in order to fully consummate all the transactions contemplated under this Note.

6.4                               Remedies Cumulative.  In addition to the rights and remedies set forth in this Note, Lender shall have all the other rights and remedies accorded a lender under all applicable laws, and under any other instrument or agreement now or in the future entered into between Lender and Borrower, and all of such rights and remedies are cumulative and none is exclusive.  Exercise or partial exercise by Lender of one or more of its rights or remedies shall not be deemed an election, nor bar Lender from subsequent exercise or partial exercise of any other rights or remedies.  The failure or delay of Lender to exercise any rights or remedies shall not operate as a waiver thereof, but all rights and remedies shall continue in full force and effect until all of the Obligations have been fully paid and performed.

7.                            GENERAL PROVISIONS.

7.1                               Payments.  All payments due to Lender hereunder by Borrower shall be made to Lender in United States Dollars by wire transfer of immediately available funds in accordance with written instructions from Lender, subject in all cases to applicable laws.  Payments may be applied to the Obligations first to interest due hereunder, then to the Principal Amount, and then in such order and manner as Lender shall determine in its good faith business judgment.  Any payments due under this Note shall be due on such date as is specified in this Note and, in the event such date is not a Business Day, then the next succeeding Business Day.

7.2                               Entire Agreement, Amendment.  This Note sets forth the complete, final and exclusive agreement and all the covenants, promises, agreements, warranties, representations, conditions and understandings among the parties hereto with respect to the subject matter hereof and supersede, as of the date hereof, all prior agreements and understandings between or among the parties hereto with respect to the subject matter hereof.  There are no covenants, promises, agreements, warranties, representations, conditions or understandings, either oral or written, between or among the parties with respect to the subject matter hereof other than as are set forth herein.  No subsequent alteration, amendment, change, substitution, novation or addition to this Note shall be binding upon the parties unless reduced to writing and signed by an authorized officer of each party and, prior to the Lighthouse Repayment, Current Lender; provided, however, that no consent or authorization of Current Lender shall be required for any assignment of this Note permitted hereunder, and provided further, that prior to the Lighthouse Repayment, this third sentence of this Section 7.2, this proviso and Section 7.14 may be amended only with the consent of Current Lender.

7.3                               Severability.  If any one or more of the provisions of this Note is held to be invalid or unenforceable by any court of competent jurisdiction from which no appeal can be or is taken, the provision shall be considered severed from this Note and shall not serve to invalidate any remaining provisions hereof.  The parties shall make a good faith effort to replace any invalid or unenforceable provision with a valid and enforceable one such that the objectives contemplated by the parties when entering this Note may be realized.

7.4                               Independence of Covenants. All covenants hereunder shall be given independent effect so that if a particular action or condition is not permitted by any of such covenants, the fact that it would be permitted by an exception to, or would otherwise be within the limitations of, another covenant shall not avoid the occurrence of a Event of Default if such action is taken or condition exists.

7.5                               No Strict Construction; Headings.  This Note has been prepared by all parties and shall not be strictly construed against any party.  Ambiguities, if any, in this Note shall not be construed against any party, irrespective of which party may be deemed to have authored the ambiguous provision.  The headings of each Article and Section in this Note have been inserted for convenience of reference only and are not intended to limit or expand on the meaning of the language contained in the particular Article or Section.

7.6                               Notices.  Any notice required or permitted to be given under this Note shall be in writing, shall specifically refer to this Note, and shall be addressed to the appropriate party at the address specified below or such other address as may be specified by such party in writing in accordance with this Section 7.6, and shall be deemed to have been given for all purposes (a) when received, if hand-delivered or sent by confirmed facsimile or a reputable courier service, or (b) five (5) Business Days after mailing, if mailed by first class certified or registered airmail, postage prepaid, return receipt requested.

If to Borrower:                                                         KYTHERA Biopharmaceuticals, Inc.

27200 West Agoura Road, Suite 200

Calabasas, CA 91301

Attention: Keith Klein, Esq., General Counsel

Facsimile: (818) 587-4591

With copies to:

(which shall not constitute notice):

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

Attention: Alan Mendelson

Facsimile: (650) 463-2600

Latham & Watkins LLP

505 Montgomery Street, Suite 2000

San Francisco, CA 94111

Attention: Haim Zaltzman

Facsimile: (415) 395-8095

If to Lender:                                                                     KYTHERA Holdings Ltd.

c/o Kythera Biopharmaceuticals, Inc.

27200 West Agoura Road, Suite 200

Calabasas, CA 91301

Attention: Keith Klein, Esq., General Counsel

Facsimile: (818) 587-4591

With copies to:

(which shall not constitute notice):

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

Attention: Alan Mendelson

Facsimile: (650) 463-2600

Latham & Watkins LLP

505 Montgomery Street, Suite 2000

San Francisco, CA 94111

Attention: Haim Zaltzman

Facsimile: (415) 395-8095

7.7                               Attorneys Fees and Costs.  Each party shall be responsible for all costs incurred by such party, pursuant to, or in connection with, or relating to this Note.

7.8                               Duplicate Originals and Counterparts.  This Note may be executed in any number of duplicate originals or counterparts each of which shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

7.9                               Waivers.  The failure of Lender at any time or times to require Borrower to strictly comply with any of the provisions of this Note or any other present or future agreement between Borrower and Lender shall not waive or diminish any right of Lender later to demand and receive strict compliance therewith.  Any waiver of any default shall not waive or affect any other default, whether prior or subsequent, and whether or not similar.  None of the provisions of this Note or any other agreement now or in the future executed by Borrower and delivered to Lender shall be deemed to have been waived by any act or knowledge of Lender or its agents or employees, but only by a specific written waiver signed by an authorized officer of Lender and delivered to Borrower, provided, however, that this proviso and Section 7.14 cannot be waived by Lender prior to the Lighthouse Repayment without the consent of Current Lender.  Borrower waives the benefit of all statutes of limitations relating to any of the Obligations or this Note, and Borrower waives demand, protest, notice of protest and notice of default or dishonor, notice of payment and nonpayment, release, compromise, settlement, extension or renewal on this Note.  NEITHER LENDER NOR ANY OF ITS AFFILIATES, SUBSIDIARIES, DIRECTORS, OFFICERS, EMPLOYEES, AGENTS OR ATTORNEYS SHALL BE RESPONSIBLE OR LIABLE TO BORROWER OR TO ANY OTHER PARTY FOR INDIRECT, PUNITIVE, EXEMPLARY OR CONSEQUENTIAL DAMAGES WHICH MAY BE ALLEGED AS A RESULT OF ANY FINANCIAL ACCOMMODATION HAVING BEEN EXTENDED, SUSPENDED OR TERMINATED UNDER THIS NOTE OR IN CONNECTION WITH THE OBLIGATIONS.

7.10                        General.  The provisions of this Note shall be binding upon and inure to the benefit of the respective successors, assigns, heirs, beneficiaries and representatives of Borrower and Lender; provided, however, that Borrower may not assign or transfer any of its rights or obligations under this Note without the prior written consent of Lender, and any prohibited assignment shall be void.  Lender may assign or transfer its rights and obligations under this Note (a) subject to all the terms of this Note, (b) without the prior written consent of Borrower but with (other than on the Effective Date) two (2) business days’ prior written notice to Borrower, and (c) subject to applicable law, including the Act and the FCPA, to Bayer, an affiliate of Lender, and upon the occurrence and continuation of an Event of Default, to any Person, and any prohibited assignment shall be void. Upon the effectiveness of any assignment by Lender, the assignee shall be a party hereto, and to the extent of the interest assigned, have the rights of Lender under this Note.  Any other assignment by Lender of its rights and obligations under this Note shall require the prior written consent of Borrower, which consent shall not be unreasonably withheld.  No assignment by Lender, nor any consent by Lender to any assignment by Borrower shall release Borrower from its liability for the Obligations.  This Note and all acts, transactions disputes and controversies arising hereunder or relating hereto, and all rights and obligations hereunder shall be governed by, and construed in accordance with the laws of the State of New York, without regard to conflict of laws principles (other than Sections 5-1401 and 5-1402 of the New York General Obligations Law) thereof.  Borrower (a) agrees that all actions and proceedings relating directly or indirectly to this Note shall, at Lender’s option, be litigated in courts located within the county of New York, state of New York, or the United States District Court for the Southern District of New York, and that the exclusive venue therefor shall be the courts located within the county of New York, state of New York, or the United States District Court for the Southern District of New York; (b) consents to the jurisdiction and venue of any such court and consents to service of process in any such action or proceeding by personal delivery or any other method permitted by law; and (c) waives any and all rights it may have to object to the jurisdiction of any such court, or to transfer or change the venue of any such action or proceeding. Nothing shall affect the right of Lender to serve process in any manner permitted by law or shall limit the right of Lender to bring proceedings against Borrower in the courts of any other jurisdiction having jurisdiction.

7.11                        Mutual Waiver of Jury Trial.  Borrower and Lender each hereby waive the right to trial by jury in any action or proceeding based upon, arising out of, or in any way relating to, this Note or any conduct, acts or omissions of Lender or Borrower or any of their respective directors, officers, employees, agents, attorneys or any other persons affiliated with Lender or Borrower, in all of the foregoing cases, whether sounding in contract or tort or otherwise.

7.12                        Patriot Act.  Lender hereby notifies Borrower that pursuant to the requirements of the Act, it is required to obtain, verify and record information that identifies Borrower, which information includes the name and address of Borrower and other information that will allow Lender to identify Borrower in accordance with the Act.

7.13                        Pari Passu.  The Obligations constitute unsecured obligations of Borrower ranking pari passu in priority of payment and in all other respects with all other present or future unsecured obligations of Borrower, except as may be required by applicable law.

7.14                        Subordination.  Lender hereby agrees that the Obligations are subordinated in right of payment, security and enforcement to the Existing Indebtedness prior to the Lighthouse Repayment.  Notwithstanding the foregoing, (i) upon an Event of Default, Lender may collect interest at the Default Rate, subject to Section 7.14(ii), on an Interest Payment Date; and (ii) Borrower may pay and Lender may receive and retain regularly scheduled interest payments on an Interest Payment Date (a) paid in kind at any time, and (b) paid in cash so long as no event of default has occurred and is continuing from the failure to timely pay interest, principal or fees to the Current Lender under the Lighthouse Agreement.  Lender and Borrower each agree that any accrued interest that is not permitted to be paid in cash pursuant to Section 7.14(ii)(b) shall be paid in kind by adding such interest to the Principal Amount.  Lender and Borrower each agree that they will not enter into any additional agreements, or issue any instruments, or amend, alter or modify this Note in a manner that would circumvent or impair the subordination provisions of this Section 7.14.  Lender, upon the request of Borrower, shall enter into good faith negotiations with any future third-party lender, financial institution or other Person or a syndicate of such lenders, financial institutions or other Persons (a “Refinancing Lender”) to subordinate this Note to the obligations owed by Borrower to such Refinancing Lender, it being agreed by Borrower that Lender will not be acting in bad faith if it does not agree to (i) subordinate interest payments due hereunder in a manner that is more restrictive than agreed to with Current Lender herein; (ii) subordinate payment of principal and interest due hereunder past the earliest to occur of (x) the Stated Maturity Date and (y) a Change of Control; or (iii) require the Refinancing Lender to consent to any amendment of this Note.  Lender hereby further agrees that each of Current Lender and any Refinancing Lender, as applicable, are and shall continue to be express third party beneficiaries of this Section 7.14 and, with respect to the Current Lender, the provisos and limitations in Sections 7.2 and 7.9, and each of the Current Lender and any Refinancing Lender may enforce their respective rights as an express third party beneficiary.

[Signature page follows]

IN WITNESS WHEREOF, each of the parties hereto have executed and delivered this Note as of the day and year first written above.

KYTHERA BIOPHARMACEUTICALS, INC.

By:	/s/ Keith R. Leonard, Jr.
Name:	Keith R. Leonard, Jr.
Title:	President and Chief Executive Officer

[Signtuare page of Note]

AGREED AND ACKNOWLEDGED:

KYTHERA HOLDINGS LTD.

By:	/s/ Keith R. Leonard, Jr.
Name:	Keith R. Leonard, Jr.
Title:	Director

[Signtuare page of Note]